UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2023

Commission File Number: 001-35254

AVINO SILVER & GOLD MINES LTD.

Suite 900, 570 Granville Street, Vancouver, BC V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐  Form 20-F      ☒ Form 40-F

Explanatory Note - Information Contained in this Form 6-K Report Clarifies that information submitted with the Form 6-K is “furnished” versus filed.

On November 1, 2023, Avino Silver & Gold Mines Ltd. issued a press release announcing Third Quarter 2023 Financial Results To Be Released On Wednesday, November 8, 2023. A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

The information contained in this report and the exhibit hereto shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed incorporated by reference into any filings made by Avino Silver & Gold Mines Ltd. under the Securities Act of 1933, as amended, or the Exchange Act, except as may be expressly set forth by specific reference in such filing.

Exhibits:

99.1	News Release dated November 1, 2023

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Avino Silver & Gold Mines, Ltd.

Date: November 1, 2023	By:	/s/ Jennifer Trevitt
Jennifer Trevitt
Corporate Secretary

3